EXHIBIT 99.1

Top Ships Inc. Announces New Pre-Delivery Facility and Improvement on Terms of Existing Pre-Delivery Facility

ATHENS, Greece, June 20, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels currently focusing on the transportation of petroleum products, announced today that it has entered into a senior debt facility, with a European bank, of $10.1 million to finance in full the remaining five pre-delivery instalments of M/T Eco California currently under construction in Hyundai Mipo, South Korea.

Furthermore the Company negotiated a reduction in the margin and commitment fee of the existing facility, with the same bank, for the financing of the predelivery installments of M/T Eco Palm Desert.

The latest facility secures funding for about 34% of the remaining capital expenditure of 2018 (from June 1, 2018) relating to pre-delivery installments.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Mr. Craig Brelsford
REDCHIP
Tel: +1 407 571 0902
Email: Craig@redchip.com